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                                                                      EXHIBIT 20

 [LOGO] MID-STATE
        BANCSHARES                                        NEWS RELEASE
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DATE: February 4, 2000                             PHONE NUMBER: 805/473-6828
CONTACT: Carrol R. Pruett                          NASDAQ SYMBOL:  "MDST"
TITLE: Chairman of the Board of Directors          WEBSITE:www.midstatebank.com


                     JAMES LOKEY NAMED CEO OF MID-STATE BANK


         ARROYO GRANDE, CALIFORNIA - Mid-State Bank, a wholly-owned subsidiary of Mid-State Bancshares (NASDAQ: MDST), today announced the appointment of James W. Lokey as President and Chief Executive Officer of Mid-State Bank. Current Bank President Carrol Pruett will remain active as Chairman of the Board of Mid-State Bank, as well as President and CEO of Mid-State Bancshares. Lokey will report directly to Pruett.

       Lokey has been a banking professional for over 25 years. He began his banking career in 1973 with First Interstate Bank after receiving a Bachelor of Science in Finance from California State University, Long Beach. While with First Interstate Bank, Lokey rose through various assignments achieving the position of Executive Vice President. He has had extensive management experience in most areas of the bank, including retail banking, commercial banking, private banking, small business lending, agricultural lending, commercial real estate lending, and credit policy and administration. With the 1996 merger of First Interstate Bank into Wells Fargo Bank, Lokey was responsible for the integration of the Southern California Commercial Division of the two banks with consolidated assets of $3.6 billion and deposits of $1.3 billion.


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       In 1997, Lokey left Wells Fargo Bank to become president and chief executive officer of Downey Savings, a $5.2 billion financial institution with 73 offices and headquartered in Newport Beach, California. During Lokey's tenure, Downey posted record earnings, record loan production, and by year-end 1998, had increased its assets to $6.3 billion with 91 offices. Now joining Mid-State Bank, Lokey commented, "I am excited to be working for a highly successful and community oriented financial institution like Mid-State Bank."

       "With Jim responsible for the day-to-day operations, I will be able to devote more of my time and energy to developing strategies and exploring opportunities that will contribute to our future success," said Pruett. "This will also give me the chance to spend more time in the market place with clients and investors."

       Mid-State Bank, founded in 1961 and now with assets of $1.4 billion, operates 32 offices in the California Central Coast counties of San Luis Obispo, Santa Barbara, and Ventura. In the past two years, Mid-State Bank has acquired the $325 million Bank of Santa Maria and the $125 million Santa Barbara based City Commerce Bank. The Bank recently reported record earnings of $22.1 million for the year ending December 31, 1999, which is $1.94 per share, up from $21.0 million or $1.86 per share in 1998.

       More information about Mid-State Bank can be found at www.midstatebank.com.

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